UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39129

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2014 (MM/DD/YY) AND ENDING 03/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Youngblood Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 N. Central Expressway, #403
(No. and Street)

Richardson (City) TX (State) 75080 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 (Address) Southfield (City) MI (State) 48075 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUN 03 2015 REGISTRATIONS BRANCH 17

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Yuen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Youngblood Securities Corp, as of March 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

RACHEL CHIA-CHI KU
My Commission Expires
November 1, 2016

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Youngblood Securities Corporation
100 N. Central Expressway
Richardson , TX 75080

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Youngblood Securities Corporation as of March 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Youngblood Securities Corporation management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Youngblood Securities Corporation as of March 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Youngblood Securities Corporation financial statements. Supplemental Information is the responsibility of Youngblood Securities Corporation 's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States. In my opinion, the Supplemental Information is fairly stated, in all material

stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
May 22, 2015

Youngblood Securities Corporation
BALANCE SHEET
As of March 31,2015

ASSETS

CURRENT ASSETS		
Cash On Hand	$	3.91
Cash In Bank		8,147.60
Cash in Brokerage		59,286.40
Accounts Receivable		548.00
Total Current Assets		67,985.91
PROPERTY AND EQUIPMENT		
Equipment		38,567.52
Less: Accumulated Depreciation		(33,488.68)
Net Property and Equipment		5,078.84
OTHER ASSETS		
Security Deposit		1,686.53
Total Other Assets		1,686.53
TOTAL ASSETS		74,751.28

The footnotes are an integral part of the financial statements.

Youngblood Securities Corporation
BALANCE SHEET
As of March 31, 2015

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accrued Liabilities	$	328.80
Accrued Payroll		172.06
Total Current Liabilities		500.86
LONG-TERM LIABILITIES		
Note Payable		2,985.44
Total Long-Term Liabilities		2,985.44
Total Liabilities		3,486.30
STOCKHOLDERS' EQUITY		
Capital-Stock no-par-value 500,000 Shares authorized, 426,500 shares issued and outstanding		484,757.00
Retained Earnings		(413,492.02)
Total Stockholders' Equity		71,264.98
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	74,751.28

The footnotes are an integral part of the financial statements.

Youngblood Securities Corporation
INCOME STATEMENT

		12 Months Ended March 31,2015
Revenues		
Commissions Earned	$	71,638.95
Interest Income		7.18
Total Revenues		71,646.13
Operating Expenses		
Employ compensate benefit		21,975.32
Floor brokerage, exchange, and c		12,696.77
Occupancy		10,560.00
Other expenses		24,312.73
Total Operating Expenses		69,544.82
Operating Income (Loss)		2,101.31
Net Income (Loss)	$	2,101.31

The footnotes are an integral part of the financial statements.

Youngblood Securities Corporation
STATEMENT OF RETAINED EARNINGS

		12 Months Ended March 31, 2015
Beginning of Period	$	(413,793.33)
Plus: Net Income	$	2,101.31
Plus: Prior Period Adjustment	$	(1,800.00)
Less: Dividends Paid		0.00
RETAINED EARNINGS END OF PERIOD		(413,492.02)

The footnotes are an integral part of the financial statements.

Youngblood Securities Corporation
STATEMENT OF CASH FLOWS
For the 12 months ended March 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	2,101.31
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Prior Period Adjustment		(1,800.00)
Losses (Gains) on sales of Fixed Assets		390.68
Decrease (Increase) in Operating Assets:		
Accounts Receivable		(210.00)
Increase (Decrease) in Operating Liabilities:		
Accrued Liabilities		177.38
Total Adjustments		(1,441.94)
Net Cash Provided By (Used in) Operating Activities		659.37
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Expenditures		0.00
Proceeds From Sale of Fixed Assets		0.00
Net Cash Provided By (Used in) Investing Activities		0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Notes Payable Repayments		2,448.88
Proceeds From Sale of Stock		0.00
Treasury Stock		0.00
Net Cash Provided By (Used In) Financing Activities		2,448.88
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		3,108.25'
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		64,329.66
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	67,437.91

The footnotes are an integral part of the financial statements.

YOUNGBLOOD SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2015

	Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Amount	Amount
Balance at April 1, 2014	426,500	$ 484,757	-	$ -	$ (413,793)	$ 70,964
Net Income					2,101	2,101
Capital Transactions						
Prior Period Adjustments					(1,800)	(1,800)
Balance at March 31, 2015	426,500	$ 484,757	—	$ -	$ (413,492)	$ 71,265

The footnotes are an integral part of the financial statements.

YOUNGBOOD SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
March 31,2015

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Youngblood Securities Corporation (the Company) was incorporated in the State of Texas effective October 6, 1986. The Company has adopted a fiscal year ending March 31.

Description of Business

The Company, located in Richardson, Texas, is a broker and dealer in mutual funds, stock options, equities, and annuities.. The Company's customers are obtained primarily through existing customers, referrals, etc.

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Southwest Securities.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Security transaction (and related commission revenue and expenses) are recorded on a settlement date basis.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight line method over the estimated useful lives, principally five years. Leasehold improvements are amortized over the lesser of the life of the lease or the estimated useful life of the improvement.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended March 31, 2015, the Company did not have any components of Comprehensive Income to report.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There was no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at March 31,2015, or in the procedures followed in making the periodic computation required. At March 31, 2015, the Company had net capital of $64,499.00 and a net capital requirement of $50,000. The Company's ratio of aggregate indebtedness to net capital was .054 to 1 at March 31, 2015. The Securities and Exchange Commission permits a ratio of no greater to 15 to 1.

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule l5c3-l, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires the Company maintains minimum Net Capital pursuant to fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate it's met capital requirement under the alternative reserve requirement method.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k) (2)(ii) – fully disclosed basis.

NOTE D – COMMITMENTS AND CONTINGENCIES

Youngblood Securities Corporation does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE E- CONCENTRATIONS

TheCompany hadproduct concentrations in saleofsecurities.

NOTE F- SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE G – LEASES

The Company leases office space from two different locations. The total rent paid for the year is $ 10,560.00.

NOTE H-RELATED PARTY TRANSACTION

The officer had a loan from the corporation in the amount of $2,985.44. The loan was unsecured, non-interest bearing, and without a loan agreement.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Furniture and equipment	3 – 7 years	38,568
Less – accumulated depreciation		(33,489)
Total		$ 5,079

Depreciation expense was $390.68 for the year March 31, 2015 and is include in the operating expenses in the accompanying statement of income.

NOTE I – SUBSEQUENT EVENT

The Company has evaluated event subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 22, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended March 31, 2015

Youngblood Securities Corporation.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended March 31,2015

Computation of Net Capital

Total stockholder's equity:	$ 71,265.00
Non allowable assets:	
Property, furniture and equipment, net	(5,079.00)
Security Deposit	(1,687.00)
Net allowable capital	64,499.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 232.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000.00
Net capital requirement	$ 50,000.00
Excess net capital	$ 14,499.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 3,486.00
Percentage of aggregate indebtedness to net capital	5.40%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

There were no material differences in the computation of net capital between these audited financial statements and the Company's un-audited Focus Reports.

Computation of Net Capital as reported on FOCUS IIA as of March 31, 2014

Net Capital per focus report Change in Equity	$ 64,496.00
Change in Non-Allowable Assets Net Capital per Audit	0.00
	3.00
	$ 64,999.00

Youngblood Securities Corporation.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended March 31,2015

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Southwest Securities

Statement of Changes in Liabilities Subordinated to the claims of General Creditors

Balance of such claims at April 1,2014	$ -
Additions	$ -
Reductions	$ -
Balance of such claims at March 31,2015	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended March 31, 2015

See accountant's audit report

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

May 22, 2015

To the Board of Directors
Youngblood Securities Corporation
100 N. Central Expressway
Suite 403
Richardson, TX 75080

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Youngblood Securities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Youngblood Securities Corporation claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(1I), and (2) Youngblood Securities Corporation stated that Youngblood Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Youngblood Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Youngblood Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(1I) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

See accountant's audit report

Youngblood Securities Corp.

May 22, 2015

Edward Richardson, JR., CPA

15565 Northland Drive, Suite 508 West

Southfield, Michigan 48075

RE: Exemption Statement Rule 15c3-3 (K) (2) (ii) for FYE March 31, 2015

Dear Mr. Richardson Jr.,

Please be advised that Youngblood Securities Corporation has complied with exemption Rule 15c3-3 (K) (@) (ii), for the period of April 1, 2014 through March 31, 2015. Youngblood Securities Corporation did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registed non-tradesRejts. And oil & gas partnerships). Youngblood Securities Corporation's past business has been of similar nature and has complied to this exemption since its inception, 09/22/2010.

Frank Yuen, the president of Youngblood Securities Corporation has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review March 31, 2015.

Frank Yuen has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Youngblood Securities Corporation's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (713) 541-0022.

Very truly yours,

Frank Yuen

Youngblood Securities Corporation

President –

Frank

100 N. Central Expwy., #416, Richardson, TX 75080
Tel: (214) 437-5262 • Fax: (214) 234-3016
972 972